UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                        XM SATELLITE RADIO HOLDINGS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   983759-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Christine J. Smith
                                 Vice President
                              AEA XM Investors Inc.
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 644-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 28, 2003
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 2 of 24 Pages
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA Investors Inc.
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  10,464,520
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  10,464,520
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  10,464,520
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  CO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 3 of 24 Pages
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors Inc.
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  10,464,520
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  10,464,520
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  10,464,520
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  CO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 4 of 24 Pages
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors I LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  916,032
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  916,032
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  916,032
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 5 of 24 Pages
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors II LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  7,085,403
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:   7,085,403
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  7,085,403
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 6 of 24 Pages
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors IA LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  268,267
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  268,267
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  268,267
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 7 of 24 Pages
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors IIA LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  2,194,818
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:   2,194,818
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  2,194,818
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 8 of 24 Pages
-----------------------------                      -----------------------------

                                    Preamble
                                    --------


           This Amendment No. 4 ("Amendment No. 4") relates to the Schedule 13D originally filed on August 18, 2000, as amended by Amendment No. 1 filed on March 23, 2001, Amendment No. 2 filed on February 19, 2002 and Amendment No. 3 filed on July 10, 2002 (the "Schedule 13D") by AEA XM Investors Inc., AEA XM Investors I LLC ("AEA XM I"), and AEA XM Investors II LLC ("AEA XM II" and, together with AEA XM I, the "AEA XM Entities"), in connection with the purchase by the AEA XM Entities, on or about August 8, 2000, of an aggregate of 60,000 shares of Series C convertible redeemable preferred stock, par value $0.01 per share (the "Series C Preferred Stock") of XM Satellite Radio Holdings Inc. (the "Issuer"), which are convertible into shares of the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") of the Issuer, as described in Item 3 of the Schedule 13D.

           The text of items 2, 3, 4, 5, 6 and 7, Schedule I and the Exhibit Index of Schedule 13D are hereby amended, supplemented, and, where indicated, restated, to reflect that (i) AEA XM Investors IA LLC, a Delaware limited liability company ("AEA XM IA") and AEA XM Investors IIA LLC, a Delaware limited liability company ("AEA XM IIA", and together with AEA XM IA, the "New AEA Investors", and together with the AEA XM Entities, AEA XM Investors Inc. and AEA Investors Inc., the "Reporting Persons") have purchased in aggregate $7.7 million in initial value of the Issuer's and XM Satellite Radio Inc.'s ("XM Radio") 10% senior secured discount convertible notes due 2009 (the "Notes") and accordingly are now reporting under the Schedule 13D; (ii) the Shareholders' Agreement and the Registration Rights Agreement described in Item 6 of the
Schedule 13D were amended and restated upon the consummation of the sale of the Notes to the New AEA Investors and certain other investors, each as described herein; and (iii) certain parties to the Shareholders' Agreement have entered into an Amended and Restated Director Designation Agreement (the "Director Designation Agreement") with respect to the designation and election of directors of the Issuer, XM Radio and the Issuer's material subsidiaries.

           Capitalized terms used in this Amendment No. 4 but not otherwise defined herein have the meanings given to such terms in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 2.    Identity and Background.
           -----------------------

           Item 2 is hereby amended and restated in its entirety as follows:

           This Statement is being filed by AEA Investors Inc., a Delaware corporation ("AEA Investors"), AEA XM Investors Inc., a Delaware corporation ("AEA XM Investors"), AEA XM Investors I LLC, a Delaware limited liability company ("AEA XM I"), AEA XM Investors II LLC, a Delaware limited liability company ("AEA XM II" and collectively with AEA XM I, the AEA XM Entities"), AEA XM Investors IA LLC, a Delaware limited liability company ("AEA XM IA") and AEA XM Investors IIA LLC, a Delaware limited liability company ("AEA XM

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 9 of 24 Pages
-----------------------------                      -----------------------------

IIA", and together with AEA XM IA, the "New AEA Investors") (each of AEA Investors, AEA XM Investors, the AEA XM Entities and the New AEA Investors, a "Reporting Person").

           On August 8, 2000, AEA XM I and AEA XM II purchased an aggregate of 60,000 shares of the Issuer's Series C convertible redeemable preferred stock, par value $0.01 per share (the "Series C Preferred Stock"), which are convertible into shares of the Class A Common Stock as described in Item 3. XM Investors I LP, a Delaware limited partnership ("XM Investors I"), is the sole member of AEA XM I and XM Investors II LP, a Delaware limited partnership ("XM Investors II"), is the sole member of AEA XM II. AEA XM Investors is the general partner of each of XM Investors I and XM Investors II, and AEA Investors is the sole shareholder of AEA XM Investors. On January 28, 2003, AEA XM IA and AEA XM IIA purchased an aggregate of $7.7 million in initial value of the Issuer's and XM Satellite Radio Inc.'s ("XM Radio") 10% senior secured discount convertible notes due 2009 (the "Notes"). AEA XM Investors IA LP, a Delaware limited partnership ("XM Investors IA"), is the sole member of AEA XM IA and AEA XM Investors IIA LP, a Delaware limited partnership ("XM Investors IIA"), is the sole member of AEA XM IIA. AEA XM Investors is the general partner of each of XM Investors IA and XM Investors IIA.

           By virtue of its being the general partner of each of XM Investors I, XM Investors II, XM Investors IA and XM Investors IIA, which are the sole members of AEA XM I, AEA XM II, AEA XM IA and AEA XM IIA, respectively, AEA XM Investors may be deemed to have beneficial ownership of any and all shares of Class A Common Stock beneficially owned by the AEA XM Entities and the New AEA Investors. By virtue of being the sole shareholder of AEA XM Investors, AEA Investors may be deemed to have beneficial ownership of any and all shares of Class A Common Stock beneficially owned by the AEA XM Entities and the New AEA Investors. The principal business address of each of AEA Investors, AEA XM Investors, the AEA XM Entities and the New AEA Investors is 65 East 55th Street, New York, New York 10022.

           AEA Investors was formed to manage investments held by affiliated entities that acquire investment positions in private and public companies and to conduct such other activities as may be necessary or incidental to the foregoing. AEA XM Investors was formed to act as the general partner of each of XM Investors I and XM Investors II and to conduct such other activities as may be necessary or incidental to the foregoing. AEA XM Investors also acts as the general partner of each of XM Investors IA and XM Investors IIA. XM Investors I and XM Investors II were formed to (i) act as the managing members of AEA XM I and AEA XM II, respectively, and (ii) to conduct such other activities as may be necessary or incidental to the foregoing. AEA XM I and AEA XM II were formed (i) to acquire, own, hold, sell, convert, exchange and transfer equity interests in or indebtedness of the Issuer, and (ii) to conduct such other activities as may be necessary or incidental to the foregoing. XM Investors IA and XM Investors IIA were formed to (i) act as the managing members of AEA XM IA and AEA XM IIA, respectively, and (ii) to conduct such other activities as may be necessary or incidental to the

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 10 of 24 Pages
-----------------------------                      -----------------------------

foregoing. AEA XM IA and AEA XM IIA were formed (i) to acquire, own, hold, sell, convert, exchange and transfer equity interests in or indebtedness of the Issuer, and (ii) to conduct such other activities as may be necessary or incidental to the foregoing.

           For information with respect to the identity and principal occupation of each executive officer and director of AEA Investors and AEA XM Investors see
Schedule I attached hereto.

           None of AEA XM I, AEA XM II, AEA XM IA, AEA XM IIA, XM Investors I, XM Investors II, XM Investors IA, XM Investors IIA, AEA XM Investors or AEA Investors nor, to the best of knowledge of each of them, any of its respective executive officers or directors, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds and Other Consideration.
           --------------------------------------------------

           Item 3 is hereby supplemented by adding the following sentence at the end of the first paragraph:

           The Reporting Persons' sources of funds for these acquisitions of shares were capital contributions from the Reporting Persons' investors and the aggregate amount of funds used to make the acquisitions was $60 million.

           Item 3 is hereby supplemented by adding the following paragraph immediately after the first paragraph:

           AEA XM IA acquired $838,645.50 in initial value of Notes, which as of March 31, 2003 were convertible into 268,267 shares of Class A Common Stock at a conversion price of $3.18 per share, pursuant to a Note Purchase Agreement dated as of December 21, 2002, as amended by Amendment No. 1 dated as of January 16, 2003, by and between the Issuer, XM Radio, AEA XM IA, AEA XM IIA, and certain other investors named therein (the "Note Purchase Agreement"). AEA XM IIA acquired $6,861,354.50 in initial value of Notes, which as of March 31, 2003 were convertible into 2,194,818 shares of Class A Common Stock at a conversion price of $3.18 per share, pursuant to the Note Purchase Agreement. The Reporting Persons' source of funds for these acquisitions of Notes were capital contributions from the Reporting Persons' investors and the aggregate amount of funds used to make the acquisitions was $7.7 million.

Item 4.    Purpose of Transaction.
           ----------------------

           Item 4 is hereby amended and restated in its entirety as follows:

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 11 of 24 Pages
-----------------------------                      -----------------------------

           The AEA XM Entities acquired the Issuer's Series C Preferred Stock as an equity investment in the Issuer, both to strengthen the financial condition, and to share in a possible increase in value of, a significant business. The New AEA Investors acquired the Issuer's Notes as a convertible debt investment in the Issuer, both to strengthen the financial condition, and to share in a possible increase in value of, a significant business.

           Certain of the rights of the AEA XM Entities and the New AEA Investors with respect to the Issuer are governed by a Second Amended and Restated Shareholders and Noteholders Agreement dated as of January 28, 2003 by and among the Issuer, the AEA XM Entities, the New AEA Investors and certain other shareholders and Note holders of the Issuer (the "Shareholders' Agreement"). In addition, the Issuer, the AEA XM Entities, the New AEA Investors and certain other significant shareholders of the Issuer have entered into an Amended and Restated Director Designation Agreement dated as of February 1, 2003 (the "Director Designation Agreement"), pursuant to which the AEA XM Entities and the New AEA Investors have the right to designate one member of the Issuer's Board of Directors, share certain approval rights with regard to the selection of two of the Board of Directors' independent directors, and agreed to vote their shares of the Issuer's capital stock in favor of the persons nominated to the Board of Directors pursuant to the Director Designation Agreement. The AEA XM Entities and the New AEA Investors have also entered into a standstill agreement (the "Standstill Agreement") pursuant to which they have agreed to not take certain actions in opposition to a proposed charter amendment to increase the Issuer's authorized Class A Common Stock to 600,000,000 shares. Certain material provisions of the Shareholders' Agreement, the Director Designation Agreement and the Standstill Agreement are described in more detail in Item 6 below.

           Except as described above in this Item 4 and below in Item 6, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. The applicable Reporting Persons intend to vote their respective shares of Series C Preferred Stock as each deems appropriate from time to time. In determining from time to time whether to (i) sell their shares of Series C Preferred Stock (and in what amounts) or to retain such shares, or
(ii) sell or convert their Notes (or sell the shares of Class A Common Stock issued upon conversion of the Notes) (and in what amounts) or to retain or not convert such Notes or shares, as applicable, the applicable Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 12 of 24 Pages
-----------------------------                      -----------------------------

securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.    Interest in Securities of the Issuer
           ------------------------------------

           Item 5 is hereby amended and restated in its entirety as follows:

           The Reporting Persons do not believe they will be deemed to be a part of a group (within the meaning of Section 13(d) of the Exchange Act) by virtue of the Shareholders' Agreement, because all of the provisions relating to acquiring, holding, voting or disposing of the Issuer's securities have been deleted from the Shareholders' Agreement pursuant to the most recent amendment and restatement thereof. The Reporting Persons may be deemed to be part of a group (within the meaning of Section 13(d) of the Exchange Act) by virtue of the Director Designation Agreement. As of the date the Director Designation Agreement was amended and restated, the group was composed of the following: (1) Clear Channel; (2) Madison; (3) AEA XM Entities and New AEA Investors, (4) Honda and (5) Hughes Electronics Corporation ("Hughes"). The Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock of the Issuer held by the other members of the group, and the filing of this Amendment No. 4 by the Reporting Persons shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock of the Issuer held by the other members of the group.

           Based solely upon information provided to the Reporting Persons by the Issuer, the Reporting Persons believe that as of March 31, 2003, the members of the group beneficially owned the number of shares of Class A Common Stock set forth in the table below, on an as-converted basis, constituting in each case that percentage of the Class A Common Stock outstanding on such date, as set forth in the table below. The Issuer's Series A convertible preferred stock, par value $0.01 per share (the "Series A Convertible Preferred Stock"), is convertible into Class A Common Stock on a one-for-one basis. As of March 31, 2003 the Series C Preferred Stock was convertible into Class A Common Stock at a conversion price of $9.11 per share. The Issuer provides the Reporting Persons an updated calculation of the Series C Preferred Stock conversion price on a monthly basis and accordingly for purposes of this Schedule 13D the number of shares of Class A Common Stock issuable upon conversion of the Series C Preferred Stock reflects the conversion price as of March 31, 2003. The Notes are convertible into Class A Common Stock at a conversion price of $3.18 per share.

     Name of Beneficial Owner            Number of Shares             Percentage
     ------------------------            ----------------             ----------

     CLEAR CHANNEL                            8,329,877                    7.7%
     MADISON DEARBORN                         9,342,016                    8.1%
     HONDA                                   22,661,922                   17.3%
     HUGHES                                  18,527,393                   15.5%
     AEA XM ENTITIES                         10,464,520                    8.8%
       and NEW AEA INVESTORS

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 13 of 24 Pages
-----------------------------                      -----------------------------

               On August 8, 2000, AEA XM I acquired 6,689 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and on August 8, 2000, AEA XM II acquired 53,131 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share. AEA XM I holds of record and therefore directly beneficially owns and has the sole direct power to vote 6,869 shares of Series C Preferred Stock which as of March 31, 2003 were convertible into 916,032 shares of Class A Common Stock (the "AEA XM I Reported Shares"). AEA Investors and AEA XM Investors have the indirect power to vote the AEA XM I Reported Shares. AEA XM I has the sole direct power to dispose of the AEA XM I Reported Shares. AEA Investors and AEA XM Investors have the indirect power to dispose of the AEA XM I Reported Shares. AEA XM II holds of record and therefore directly beneficially owns and has the sole direct power to vote 53,131 shares of Series C Preferred Stock which as of March 31, 2003 were convertible into 7,085,403 shares of Class A Common Stock (the "AEA XM II Reported Shares"). AEA Investors and AEA XM Investors have the indirect power to vote the AEA XM II Reported Shares. AEA XM II has the sole direct power to dispose of the AEA XM II Reported Shares. AEA Investors and AEA XM Investors have the indirect power to dispose of the AEA XM II Reported Shares.

               On January 28, 2003 AEA XM IA acquired $838,645.50 in initial value of Notes and on January 28, 2003 AEA XM IIA acquired $6,861,354.50 in initial value of Notes. AEA XM IA holds of record $838,645.50 in initial value of Notes and therefore directly beneficially owns and has the sole direct power to vote 268,267 shares of Class A Common Stock issuable as of March 31, 2003 upon conversion thereof (the "AEA XM IA Reported Shares"). AEA Investors and AEA XM Investors have the indirect power to vote the AEA XM IA Reported Shares. AEA XM IA has the sole direct power to dispose of the AEA XM IA Reported Shares. AEA Investors and AEA XM Investors have the indirect power to dispose of the AEA XM IA Reported Shares. AEA XM IIA holds of record $6,861,354.50 in initial value of Notes and therefore directly beneficially owns and has the sole direct power to vote 2,194,818 shares of Class A Common Stock issuable as of March 31, 2003 upon conversion thereof (the "AEA XM IIA Reported Shares"). AEA Investors and AEA XM Investors have the indirect power to vote the AEA XM IIA Reported Shares. AEA XM IIA has the sole direct power to dispose of the AEA XM IIA Reported Shares. AEA Investors and AEA XM Investors have the indirect power to dispose of the AEA XM IIA Reported Shares.

               To the best knowledge of the Reporting Persons, none of the Reporting Persons' executive officers, managing directors or general partners (as applicable) has effected any transactions in the Class A Common Stock for the 60 days prior to May 21, 2003. Based on information provided to the Reporting Persons by the Issuer, other than purchases of Notes by Honda and Hughes pursuant to the Note Purchase Agreement that were consummated on January 28, 2003, none of the other group members or their executive officers, managers or

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 14 of 24 Pages
-----------------------------                      -----------------------------

general partners (as applicable) has effected any transactions in the Class A Common Stock for the 60 days prior to May 21, 2003.

               Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, each of General Motors and DIRECTV acquired from the Issuer in a private placement 5,393,252 shares of the Issuer's Series A convertible preferred stock upon conversion of $50,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of General Motors and DIRECTV by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, each of General Motors and DIRECTV acquired 160,000 shares of the Issuer's Class A Common Stock in the Issuer's initial public offering (the "Offering"), at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, and (3) on August 8, 2000, DIRECTV acquired 20,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share. Based solely on information provided by the Issuer, the Reporting Persons believe that (i) on January 28, 2003, Hughes acquired $10,000,000 in initial value of Notes, which as of March 31, 2003 were convertible into 3,198,812 shares of Class A Common Stock, pursuant to the Note Purchase Agreement; and
(ii) Hughes has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Class A Common Stock it beneficially owns.

               Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Common Stock upon conversion of $75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock. Based solely on information provided by the Issuer, the Reporting Persons believe that Clear Channel has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Class A Common Stock it beneficially owns.

        Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, Madison Capital acquired from the Issuer in a private placement 2,622,200 shares of Class A Common Stock upon conversion of $24,310,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Madison Capital by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, Madison Capital acquired 80,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 15 of 24 Pages
-----------------------------                      -----------------------------

and (3) on August 8, 2000, Madison Capital acquired 48,914 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

        Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, Madison Equity acquired from the Issuer in a private placement 58,247 shares of Class A Common Stock upon conversion of $540,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Madison Equity by the Issuer, at a conversion price of approximately $9.52 per share and (2) on August 8, 2000, Madison Equity acquired 1,086 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

               Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that on October 8, 1999, Madison Advisors acquired from the Issuer in a private placement 16,179 shares of Class A Common Stock upon conversion of $150,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Madison Advisors by the Issuer, at a conversion price of approximately $9.52 per share. Based solely on information contained in Madison's Schedule 13D filed with the SEC, as amended, the Reporting Persons believe that dispositive and voting powers of the securities owned by Madison Dearborn III, L.P., which is the sole general partner of Madison Capital, Madison Equity and Madison Advisors, are shared by Madison Dearborn Partners, LLC ("MDP") and an advisory committee of limited partners of MDP.

               Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that on August 8, 2000, Honda acquired 50,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share. Based solely on information provided by the Issuer, the Reporting Persons believe that on January 28, 2003 Honda acquired $50,000,000 in initial value of Notes, which as of March 31, 2003 were convertible into 15,994,060 shares of Class A Common Stock, pursuant to the Note Purchase Agreement. Based solely on information provided by the Issuer and contained in Honda's Schedule 13D filed with the SEC, as amended, the Reporting Persons believe that Honda has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the Class A Common Stock it beneficially owns.

               The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock of the Issuer beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           ---------------------------------------------------------------------

           Item 6 is hereby amended and restated in its entirety as follows:

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 16 of 24 Pages
-----------------------------                      -----------------------------

           The summary descriptions contained in this Item 6 of the amendments and restatements of the Shareholders' Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Shareholders' Agreement, which is filed as Exhibit 12 hereto and herein incorporated by reference, and the Registration Rights Agreement, which is filed as Exhibit 13 hereto and herein incorporated by reference. The summary descriptions contained in this Item 6 of Voting Agreement (as defined herein), the Standstill Agreement and the Director Designation Agreement are qualified in their entirety by reference to the full text of each of the Voting Agreement, which is filed as Exhibit 15 hereto and herein incorporated by reference, the Standstill Agreement, which is filed as Exhibit 16 hereto and herein incorporated by reference and the Director Designation Agreement, which is filed as Exhibit 14 hereto and herein incorporated by reference.

           Voting Agreement

           Certain parties named therein have entered into a voting agreement (the "Voting Agreement") in connection with the transactions contemplated by the Note Purchase Agreement. Each of the parties to the Voting Agreement has agreed to vote all shares of Class A Common Stock of the Issuer it holds on the record date in favor of an amendment to the Issuer's charter to increase the number of authorized shares of Class A Common Stock to 600,000,000 (the "Charter Amendment"). In connection therewith, certain parties thereto have given irrevocable proxies to Black Bear Fund II, L.L.C. to vote such person's shares of capital stock in accordance with the foregoing. None of the Reporting Persons is a party to the Voting Agreement. The foregoing summary description of the Voting Agreement contained in Item 6 is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 15 hereto and herein incorporated by reference.

           Standstill Agreement

           The New AEA Investors have entered into a standstill agreement (the "Standstill Agreement") with the Issuer whereby such entities have agreed to not take certain actions in opposition to the Charter Amendment. Certain other shareholders of the Issuer have each entered into a similar agreement with the Issuer.

           Shareholders' Agreement

           In connection with the consummation of the transactions contemplated by the Note Purchase Agreement, the Shareholders' Agreement in effect immediately prior thereto was amended and restated. Pursuant to the Shareholders' Agreement, Note holders have certain consent rights with respect to certain actions of the Issuer, XM Radio and their subsidiaries. Note holders, including GM, along with the other parties to the Shareholders' Agreement, also have the right to participate in certain of the Issuer's future private financings to the extent necessary to maintain their pro rata fully diluted ownership percentage. The provisions of the Shareholders' Agreement regarding designating directors to the Issuer's board and voting

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 17 of 24 Pages
-----------------------------                      -----------------------------

obligations with respect thereto were deleted and such matters are addressed in the Director Designation Agreement, as described below. Pursuant to the Shareholders' Agreement, certain parties thereto have observation rights with respect to the Board of Directors.

           Director Designation Agreement

           Pursuant to the Director Designation Agreement, the Issuer's board of directors shall consist of at least seven members, one of whom shall be designated by Clear Channel, one of whom shall be designated by the AEA XM Entities and the New AEA Investors, two of whom shall be independent directors of recognized industry experience and stature whose nominations must be approved by certain of the parties to the Director Designation Agreement, one of whom shall be the Issuer's Chairman, one of whom shall be the Issuer's President and Chief Executive Officer, and, at Honda's option, one of whom shall be designated by Honda. Each of the parties to the Director Designation Agreement has agreed to vote its shares of capital stock in favor of the persons nominated as directors in accordance with the provisions of the Director Designation Agreement. The foregoing board designation rights are subject to the parties to the Director Designation Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

           Registration Rights Agreement

           In addition to the contracts and agreements described above and in
Item 4 above, the AEA XM Entities and the New AEA Investors have certain registration rights with respect to the Class A Common Stock issuable upon conversion of its Series C Preferred Stock and Notes pursuant to a Second Amended and Restated Registration Rights Agreement, dated as of January 28, 2003 (the "Registration Rights Agreement"), by and among the Issuer, the AEA XM Entities, the New AEA Investors and certain other stockholders and Note holders named therein. Commencing July 7, 2000, certain stockholders that are parties to the Registration Rights Agreement became entitled to demand registration with respect to their Class A Common Stock, including shares issuable upon conversion of other securities. The Series C Preferred Stock investors received their demand right beginning on August 9, 2001. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, parties to the Registration Rights Agreement holding, in the aggregate, shares of Class A Common Stock having a fair market value of not less than $25,000,000, may request the Issuer to file a registration statement pursuant to Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"). The Series C investors also have a right to demand registration upon a change of control of the Company. Parties to the Registration Rights Agreement also have rights to include their Class A Common Stock in registered offerings initiated by the Issuer (for itself or on behalf of potential selling shareholders), other than an offering for high yield debt.

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 18 of 24 Pages
-----------------------------                      -----------------------------

           In connection with the consummation of the transactions contemplated by the Note Purchase Agreement, the Registration Rights Agreement was amended and restated to grant additional registration rights to the purchasers of the Notes, certain other equity holders and GM. Note holders and GM, respectively, have several rights to demand registration of $10.0 million or more of Class A Common Stock, subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. Note holders also have rights to include their Class A Common Stock in registered offerings that the Issuer initiates (for itself or on behalf of potential selling shareholders) subject to certain exceptions. The Issuer is also obligated to initiate shelf registration statements involving delayed or continuous offerings upon demand, one of which had to be filed shortly after closing the transactions contemplated by the Note Purchase Agreement.

           Other than the Shareholders' Agreement, the Registration Rights Agreement, the Director Designation Agreement and the Standstill Agreement, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons or, to the best of their knowledge, any executive officer or director of any such entity, and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.
           ----------------------------------

           Item 7 is hereby supplemented to add the following:

           Exhibit No.          Description
           -----------          -----------

                      10        Joint Filing Agreement, dated as of May 22,
                                2003.

                      11 Note Purchase Agreement, dated as of December 21, 2002, as amended by Amendment No. 1, dated as of January 16, 2003, by and among XM Satellite Radio Inc., XM Satellite Radio Holdings Inc. and certain investors named therein incorporated herein by reference to Exhibits 10.2 and 10.3, respectively, to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

                      12 Second Amended and Restated Shareholders and Noteholders Agreement dated as of January 28, 2003 incorporated herein by reference to Exhibit
                                10.4 to XM Satellite Radio Holdings Inc.'s

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 19 of 24 Pages
-----------------------------                      -----------------------------

                                and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

                      13 Second Amended and Restated Registration Rights Agreement dated as of January 28, 2003 incorporated herein by reference to Exhibit 10.5 to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

                      14 Amended and Restated Director Designation Agreement dated as of February 1, 2003 incorporated herein by reference to Exhibit
                                10.42 to XM Satellite Radio Holdings Inc.'s
                                Report on Form 10-Q dated May 14, 2003, as filed with the Securities and Exchange Commission on May 15, 2003.

                      15 Voting Agreement, dated as of December 21, 2002, by and among XM Satellite Radio Inc., XM Satellite Radio Holdings Inc. and certain parties named therein incorporated herein by reference to Exhibit 10.12 to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003).

                      16 Standstill Agreement dated as of January 28, 2003 by and between the XM Satellite Radio Holdings Inc., AEA XM Investors IA LLC and AEA XM Investors IIA LLC.

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 20 of 24 Pages
-----------------------------                      -----------------------------

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2003

                                    AEA INVESTORS INC.
                                    By: /s/ Christine J. Smith
                                        -------------------------------
                                        Name:  Christine J. Smith
                                        Title: Vice President

                                    AEA XM INVESTORS INC.
                                    By: /s/ Christine J. Smith
                                        -------------------------------
                                        Name:  Christine J. Smith
                                        Title: Vice President


                                    AEA XM INVESTORS I LLC

                                    By:  XM Investors I LP, its Sole Member
                                    By:  AEA XM Investors Inc., its General
                                         Partner


                                    By: /s/ Christine J. Smith
                                        -------------------------------
                                        Name:  Christine J. Smith
                                        Title: Vice President


                                    AEA XM Investors II LLC

                                    By:  XM Investors II LP, its Sole Member
                                    By:  AEA XM Investors Inc., its General
                                         Partner

                                    By: /s/ Christine J. Smith
                                        -------------------------------
                                        Name:  Christine J. Smith
                                        Title: Vice President

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 21 of 24 Pages
-----------------------------                      -----------------------------


                                    AEA XM INVESTORS  IA LLC

                                    By:  XM INVESTORS IA LP, its Sole Member
                                    By:  AEA  XM INVESTORS INC., its General
                                         Partner

                                         By: /s/ Christine J. Smith
                                             -------------------------------
                                             Name:    Christine J. Smith
                                             Title:   Vice President


                                         AEA XM INVESTORS  IIA LLC

                                         By:  XM INVESTORS IIA LP, its Sole
                                              Member
                                         By:  AEA XM INVESTORS INC., its General
                                              Partner

                                              By: /s/ Christine J. Smith
                                                  ------------------------------
                                                  Name:  Christine J. Smith
                                                  Title: Vice President

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 22 of 24 Pages
-----------------------------                      -----------------------------

Schedule I is hereby amended and restated in its entirety as follows:


                                                                      Schedule I
                                                                      ----------


                               AEA INVESTORS INC.

                        DIRECTORS AND EXECUTIVE OFFICERS


Name; Citizenship                               Present Principal Occupation; Address
-----------------                               -------------------------------------

Philip H. Geier, Jr., Director                  Retired
United States Citizen                           Heron Tower, 70 East 55th Street,  New York, New
                                                York  10022

Carl B. Hess, Director                          Chairman  Emeritus AEA Investors Inc., a private
United States Citizen                           equity  firm,   with  a  principal   address  at
                                                65 East 55th Street, New York, New York 10022

John D. Macomber, Director                      Retired
United States Citizen                           c/o AEA Investors LLC, 65 East 55th Street,  New
                                                York, New York  10022

Quek Poh Huat, Director                         President   of   Temasek   Holdings    (Private)
Citizen of Singapore                            Limited,  an investment holding company,  with a
                                                principal  address at 60B Orchard  Road,  #06-18
                                                Tower 2, The Atrium at Orchard, Singapore

Allen I. Questrom, Director                     Chairman & CEO of J.C. Penney  Company,  Inc., a
United States Citizen                           consumer  retail   company,   with  a  principal
                                                address  at  6501  Legacy  Drive,  Plano,  Texas
                                                75024

William A. Schreyer, Director                   Retired
United States Citizen                           c/o Merrill Lynch & Co. Inc.,  800 Scudders Mill
                                                Road, Plainsboro, New Jersey 08536

John C. Whitehead, Director                     Chairman   of   Lower   Manhattan    Development
United States Citizen                           Corporation,   a  joint  State-City  corporation
                                                organized to revitalize Lower Manhattan, c/o AEA
                                                Investors  LLC, 65 East 55th  Street,  New York,
                                                New York 10022


                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 23 of 24 Pages
-----------------------------                      -----------------------------



Vincent A. Mai, Chairman of the Board            Chairman  of  the  Board  and  Chief   Executive
and Chief Executive Officer                      Officer of AEA Investors  LLC, a private  equity
United States Citizen                            firm,  with  principal  address  at 65 East 55th
                                                 Street, New York, New York 10022

Thomas P. Salice, Vice Chairman                  Vice Chairman of AEA Investors LLC
United States Citizen

John L. Garcia, President                        President of AEA Investors LLC
Citizen of United Kingdom                        c/o 78 Brook Street, London WIK 5EF

Michael J. Berendt, Vice President               Managing Director of AEA Investors LLC
United States Citizen

Roger C. Freeman, Vice President                 Managing Director of AEA Investors LLC
United States Citizen

Brian R. Hoesterey, Vice President               Managing Director of AEA Investors LLC
United States Citizen

Donna C. Redel, Vice President                   Executive Vice President of AEA Investors LLC
United States Citizen

Pierce Jackson Roberts, Jr., Vice President      Managing Director of AEA Investors LLC
United States Citizen

David Ryan, Vice President                       Operating Partner of AEA Investors LLC
Citizen of United Kingdom

Norman E. Wells, Jr., Vice President            Operating  Partner of AEA Investors  LLC;  Chief
United States Citizen                           Executive   Officer   of   Sovereign   Specialty
                                                Chemicals,  Inc., a specialty chemical developer
                                                and supplier,  with a principal business address
                                                at  225  West  Washington  Street,  Suite  2200,
                                                Chicago, Illinois 60606

Christine J. Smith, Vice President, Secretary   Vice  President,  Secretary and General  Counsel
and General Counsel                             of AEA Investors LLC
United States Citizen

Murray Karp, Treasurer and Assistant Secretary  Treasurer and Assistant Secretary of AEA
United States Citizen                           Investors LLC


                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 24 of 24 Pages
-----------------------------                      -----------------------------

                              AEA XM INVESTORS INC.

                        DIRECTORS AND EXECUTIVE OFFICERS


Name; Citizenship                                  Present Principal Occupation; Address
-----------------                                  -------------------------------------

Pierce J. Roberts, Jr.,                            Managing Director of AEA Investors LLC, a
Chairman of the Board                              private equity firm, with a principal
United States Citizen                              address at 65 East 55th Street, New York,
                                                   New York 10022

Roger C. Freeman, Director, President              Managing Director of AEA Investors LLC
United States Citizen

Christopher P. Mahan, Vice President,              Director of AEA Investors LLC
Assistant Secretary and Treasurer
Unites States Citizen

Christine J. Smith, Vice President,                Vice President, Secretary and General
Secretary and Assistant Treasurer                  Counsel of AEA Investors LLC
Unites States Citizen


                                Index to Exhibits
                                -----------------


          Exhibit No.           Description
          -----------           -----------

                      10        Joint Filing Agreement, dated as of May 22,
                                2003.

                      11 Note Purchase Agreement, dated as of December 21, 2002, as amended by Amendment No. 1, dated as of January 16, 2003, by and among XM Satellite Radio Inc., XM Satellite Radio Holdings Inc. and certain investors named therein incorporated herein by reference to Exhibits 10.2 and 10.3, respectively, to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

                      12 Second Amended and Restated Shareholders and Noteholders Agreement dated as of January 28, 2003 incorporated herein by reference to Exhibit
                                10.4 to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

                      13 Second Amended and Restated Registration Rights Agreement dated as of January 28, 2003 incorporated herein by reference to Exhibit 10.5 to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

                      14 Amended and Restated Director Designation Agreement dated as of February 1, 2003 incorporated herein by reference to Exhibit
                                10.42 to XM Satellite Radio Holdings Inc.'s
                                Report on Form 10-Q dated May 14, 2003, as filed with the Securities and Exchange Commission on May 15, 2003.

                      15 Voting Agreement, dated as of December 21, 2002, by and among XM Satellite Radio Inc., XM Satellite Radio Holdings Inc. and certain parties named therein incorporated herein by reference to Exhibit 10.12 to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003).

          Exhibit No.           Description
          -----------           -----------

                      16 Standstill Agreement dated as of January 28, 2003 by and between the XM Satellite Radio Holdings Inc., AEA XM Investors IA LLC and AEA XM Investors IIA LLC.

                                                                      Exhibit 10
                                                                      ----------

                             Joint Filing Agreement
                             ----------------------

               In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Class A Common Stock, $0.01 par value, of XM Satellite Radio Holdings Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.


Dated:  May 22, 2003

                                 AEA INVESTORS INC.

                                 By: /s/ Christine J. Smith
                                     ----------------------------------
                                 Name:  Christine J. Smith
                                 Title: Vice President


                                 AEA XM INVESTORS INC.

                                 By: /s/ Christine J. Smith
                                     ----------------------------------
                                 Name:  Christine J. Smith
                                 Title: Vice President


                                 AEA XM INVESTORS I LLC

                                 By:  XM INVESTORS I LP, its Sole Member
                                 By:  AEA  XM INVESTORS INC., its General
                                      Partner

                                      By: /s/ Christine J. Smith
                                          -------------------------------
                                          Name:  Christine J. Smith
                                          Title: Vice President


                                 AEA XM INVESTORS II LLC

                                 By:  XM INVESTORS II LP, its Sole Member
                                 By:  AEA XM INVESTORS INC., its General Partner

                                        By: /s/ Christine J. Smith
                                            -------------------------
                                            Name:  Christine J. Smith
                                            Title: Vice President

                                 AEA XM INVESTORS IA LLC

                                 By:  XM INVESTORS IA LP, its Sole Member
                                 By:  AEA  XM INVESTORS INC., its General
                                      Partner

                                      By: /s/ Christine J. Smith
                                          -------------------------------
                                          Name:  Christine J. Smith
                                          Title: Vice President


                                 AEA XM INVESTORS IIA LLC

                                 By:  XM INVESTORS IIA LP, its Sole Member
                                 By:  AEA XM INVESTORS INC., its General Partner

                                        By: /s/ Christine J. Smith
                                            -------------------------
                                            Name:  Christine J. Smith
                                            Title: Vice President

                                                                      Exhibit 16
                                                                      ----------


                                                                January 28, 2003


XM Satellite Radio Holdings Inc.
1500 Eckington Place, N.E.
Washington, D.C. 20002
                              Standstill Agreement
Ladies and Gentlemen:

        The undersigned understands that, as part of the proposed "Concurrent Financing Transactions," as described in the Company's recent filings with the Securities and Exchange Commission and the related attachments and exhibits thereto, XM Satellite Radio Holdings Inc. (the "Company") will be seeking stockholder approval of an amendment to Article IV of the Company's restated certificate of incorporation to increase the number of authorized shares of Class A Common Stock to 600,000,000 (the "Amendment"). The undersigned further understands that certain stockholders of the Company have entered into an agreement to vote in favor of the Amendment.

        As one of the likely beneficiaries of the Amendment, the undersigned hereby agrees that neither the undersigned nor any of its affiliates will take, or cause to be taken, any action, either directly or indirectly, to oppose or cause the defeat of the Amendment or cause the Company to take actions inconsistent with adoption of the Amendment, including, but not limited to, by means of one or more of the following:

        (a) calling or participating in any manner in the calling of a special meeting of stockholders of the Company;
        (b) initiating, becoming a participant in, or submitting any stockholder proposal to be voted upon at any meeting of stockholders of the Company;
        (c) making, or in any way participating in, any "solicitation" of "proxies" or "consents" (as such terms are defined in Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) to vote or seek to advise or influence in any manner whatsoever any person or entity with respect to the voting of any securities of the Company;
        (d) forming, joining in or in any way participating in a "group" (within the meaning of Section 13(d) of the Exchange Act) with respect to any voting securities of the Company;
        (e) depositing voting securities of the Company into a voting trust or subjecting any such securities to voting agreements or granting any proxy with respect to any such securities to any person not designated by the Company; or
        (f) entering into any discussions, negotiations, arrangements or understandings with or advising, assisting or encouraging any third party with respect to any of the foregoing.

        Notwithstanding any other provision of this Standstill Agreement, nothing herein shall constitute an agreement by the undersigned or any of its affiliates with the Company or any other person or entity regarding how the undersigned or any of its affiliates will vote, in its and their capacity as stockholders of the Company (to the extent the undersigned and its affiliates hold any voting stock of the Company), with respect to the Amendment. The undersigned's obligations hereunder shall terminate upon the earlier of (i) the date the Amendment is filed with the Secretary of State of the State of Delaware and becomes effective, and (ii) August 31, 2003.

        The undersigned understands that the Company and certain stockholders of the Company are relying on this Standstill Agreement in proceeding toward consummation of the proposed "Concurrent Financing Transactions."


                                    Sincerely,

                                    AEA XM Investors IA LLC
                                    By:     XM Investors IA LP,
                                            its Sole Member
                                            By:    AEA XM Investors Inc.,
                                                   its General Partner

                                                   By: /s/ Christine J. Smith
                                                       -------------------------
                                                   Name:  Christine J. Smith
                                                   Title: Vice President


                                    AEA XM Investors IIA LLC
                                    By:     XM Investors IIA LP,
                                            its Sole Member
                                            By:    AEA XM Investors Inc.,
                                                   its General Partner

                                                   By: /s/ Christine J. Smith
                                                       -------------------------
                                                   Name:  Christine J. Smith
                                                   Title: Vice President